CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

04010542

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

Madrid, 10 March 2004

PROCESSED
MAR 15 2004
THOMSON
FINANCIAL

04 MAR 15 AM 7:21

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 3/15

MAPFRE

PRESS RELEASE

CORPORACIÓN MAPFRE TO CARRY OUT A € 500 MILLION RIGHTS ISSUE

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6 new shares will be issued for every 19 existing shares at a price of € 8.73 per new share

The Board of Directors of CORPORACIÓN MAPFRE, in its meeting held today ahead of the General Shareholders' Meeting, has resolved to carry out a € 500 million rights issue. Of this amount, € 140 million will be used to fund investments already made in 2003 to acquire MUSINI, ROAD AMERICA MOTOR CLUB and other smaller companies; € 130 million will be used to subscribe for the € 150 million capital increase announced in December by its reinsurance subsidiary MAPFRE RE; and € 40 million will be used to launch subsidiary MAPFRE ASISTENCIA ORO, the new venture of MAPFRE in the area of services for the elderly. The balance of the rights issue proceeds will allow the funding of other acquisitions currently under consideration, primarily in Spain and Portugal.

The rights issue will be effected by issuing 57,336,170 new shares, at a price of € 8.73 per new share, equivalent to 6 new shares for every 19 existing shares. It is expected that the rights will be issued in the second half of the month of March, conditional upon the required approval of the CNMV (the Spanish Securities and Exchange Commission).